Exhibit 77C

Item 77C: Submission of Matters to a Vote of Security Holders

Please refer to the Definitive Proxy Statement of Mezzacappa Partners, LLC (the "Fund") on Form DEF 14A (No.
811-21752) filed with the U.S. Securities and Exchange
Commission on September 20, 2007.

       With respect to the proposal to liquidate and dissolve the Fund as set forth in the Plan of Liquidation and Dissolution adopted by the Board of Managers of the Fund; the meeting of Shareholders was adjourned and reconvened on October 18, 2007 and November 1, 2007 at which meeting, the following votes and percentages were recorded and the liquidation and dissolution of the Fund was duly approved:

       FOR                  AGAINST              ABSTAIN

47,267,926 (86.23%)     105,157 (0.19%)     7,441,076 (0.14%)